OSHKOSH CORPORATION

ISO 9001 CERTIFIED

2307 OREGON STREET

POST OFFICE BOX 2566

OSHKOSH, WISCONSIN 54903-2566

920-235-9151

VIA EDGAR

March 31, 2017

Mr. Lyn Shenk

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:                           Oshkosh Corporation

Form 10-K for the Fiscal Year Ended September 30, 2016 (the “Form 10-K”)

Commission File No. 1-31371

Dear Mr. Shenk:

In your comment letter dated March 20, 2017, you asked the Company to clarify the scope of the purchase obligations that are included within our disclosure of Contractual Obligations as of September 30, 2016 in the Form 10-K. We have provided our response to your comment below. For your ease of review, we have repeated your comment in its entirety in this letter, along with our response.

Form 10-K for Fiscal Year Ended September 30, 2016

Item 7. Management’s Discussion and Analysis Contractual Obligations, page 41

SEC Staff Comment

1.            We note your disclosure that purchase obligations represent the values of commitments considered firm plus the value of all outstanding subcontracts. In this regard, you disclose that requirements under blanket purchase orders generally do not become “firm” until four weeks prior to scheduled production. Please tell us whether the $786.3 million disclosed as of September 30, 2016 includes all obligations with vendors to purchase goods or services under agreements that are enforceable and legally binding and that specify all significant terms (i.e., fixed or minimum quantities to be purchased; fixed, minimum or variable prices provisions; and the approximate timing of the transactions). Refer to Items 303(a)(5) of Regulation S-K.

Company Response

The Company confirms that the $786.3 million of purchase obligations disclosed as of September 30, 2016 includes all obligations with vendors to purchase goods or services under agreements that are enforceable and legally binding and that specify all significant terms (i.e., fixed or minimum quantities to be purchased; fixed, minimum or variable prices provisions; and the approximate timing of the transactions). The use of the term “firm” to describe the Company’s commitments and blanket purchase orders was not intended to suggest that the Company was disclosing purchase obligations other than as required by Item 303(a)(5) of Regulation S-X. The Company intends to revise footnote 2 of the contractual obligations table in its future filings to read as follows:

(2)   The amounts for purchase obligations included above represent all obligations to purchase goods or services under agreements that are enforceable and legally binding and that specify all significant terms.

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Should you like to discuss our response, please call me at (920) 233-9204 or James C. Freeders, Senior Vice President, Finance and Controller, at (920) 233-9690.

Sincerely,

/s/ David M. Sagehorn

David M. Sagehorn
Executive Vice President and
Chief Financial Officer
Oshkosh Corporation

cc:        Mr. James C. Freeders, Senior Vice President, Finance and Controller, Oshkosh

Corporation